EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Fixed charges(1)	$86,073	$89,265	$95,830	$115,707	$181,324
Preferred stock dividends	5,773	5,885	5,764	5,906	5,928

Combined fixed charges and preferred stock dividends	$91,846	$95,150	$101,594	$121,613	$187,252

Fixed charges	$91,846	$95,150	$101,594	$121,613	$187,252
Income (loss) from continuing operations	100,218	122,876	110,499	130,234	55,049

	$192,064	$218,026	$212,093	$251,847	$242,301

Dollar amount of deficiency	$0	$0	$0	$0	$0

Ratio of earnings to combined fixed charges and preferred stock dividends	2.09	2.29	2.09	2.07	1.29

(1)	Fixed charges consist of interest expense on all indebtedness.